U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 12b-25

                                                                         0-5474
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                                                                SEC FILE NUMBER



                                                                    656863-10-7
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                                                                   CUSIP NUMBER

                          NOTIFICATION OF LATE FILING

[X]Form 10-K
[ ]Form 20-F
[ ]Form 11-K
[ ]Form 10-Q
[ ]Form N-SAR

For Period Ended:  December 31, 2008

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates :

Part I - Registrant Information

      Full   Name  of  Registrant:

      North  American  Gaming  and  Entertainment Corporation
      -------------------------------------------------------

      Former Name if Applicable:

      Address of Principal Executive Office:

      Fifth Floor, High-Tech Mansion, Gaoxin Road,
      Hi-Tech Zone, Xi'An P. R. China  710075
      --------------------------------------------

Part II - Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. [X](Check box if appropriate)

      X(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      X(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      _(c) The accountant's statement or other exhibit required by Rule 12b-25 is attached.

Part III - Narrative

      The registrant has been unable to complete the compilation and audit of the Company's financial statements for the year ended December 31, 2008 by March 31, 2009.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

      Charles W. Barkley, Attorney  (704) 944-4290
      --------------------------------------------

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes     [ ] No

      (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes     [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date: March 31, 2009

                                    North American Gaming and Entertainment
                                    Corporation

                                    By:  /s/Chen Weidong
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                                         President